HIVE Digital Technologies Announces the Acquisition of Bitfarms' Yguazú, Paraguay Site, a 200 MW Bitcoin Mining Site, Setting the Stage for Substantial Growth to 25 EH/s by September 2025

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - January 28, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, is excited to announce the signing of a binding letter of intent ("LOI") with Bitfarms Ltd. to acquire the Yguazú 200 megawatt ("MW") hydro-powered Bitcoin mining facility in Paraguay. This acquisition will accelerate HIVE's growth, increasing its global Bitcoin mining hashrate from 6 Exahash per second ("EH/s") today, to an anticipated 25 EH/s by September 2025, cementing its position as an industry leader (all amounts in US dollars, unless otherwise indicated).

HIVE's enhanced operational capacity in Paraguay will total 300 MW upon completion of this acquisition, bringing its global capacity, including existing facilities in Canada and Sweden, to 430 MW by Q3 2025. This milestone reflects HIVE's commitment to operating entirely on 100% green hydroelectric energy while solidifying its leadership as one of Latin America's largest Bitcoin mining operators.

Phased Development Plan

The 200 MW Yguazú site will be developed in two phases:

  Phase 1: Scheduled for completion by April 1, 2025. Construction is already 80% complete, with essential infrastructure nearing readiness. Phase 1 will add approximately 6 EH/s of capacity, which we expect to have fully hashing in calendar Q2 2025. HIVE will be assuming the remaining payments in this phase, which includes payments to full energization.
  Phase 2: Expected to complete by August 31, 2025, Phase 2 will add 6.5 EH/s with hydro-cooled ASICs, leveraging advanced efficiency.

HIVE estimates the total net costs to complete the site to 200 MW to be $400,000 per MW upon completion.

Additionally, HIVE's separate previously announced 100 MW project in Paraguay remains on track for energization by June 2025, which will provide 6.5 EH/s of hashrate from Bitmain S21+ hydro-cooled ASICs, bringing HIVE's interim target to 13 EH/s.

Strategic Investments and Community Impact

To achieve its ambitious 25 EH/s target, HIVE has already strategically secured ASICs for 15 EH/s from its order of Bitmain S21+ Hydro ASICs (December 2, 2024 press release) and Canaan Avalon A-series miners (November 10 and 20, 2024 press releases). HIVE has plans for additional ASIC purchases in the coming months to reach 25 EH/s. HIVE targets a global fleet efficiency of 16.5 joules per Terahash efficiency once the 25 EH/s milestone is reached, based on current ASIC offerings in the market. These investments target rapid returns and ensure improved energy efficiency and, thus, a lower cost of Bitcoin production.

Frank Holmes, Executive Chairman of HIVE, stated: "This acquisition demonstrates our focus on sustainable growth and innovation. Reaching 3% of the global Bitcoin mining network by September 2025, powered entirely by green energy, is a remarkable achievement. Paraguay's political stability, reinforced by President Santiago Peña's recent presence at President Trump's inauguration, highlights the country's alignment with U.S. economic growth priorities. Our facilities provide monthly U.S. dollar revenue to the Paraguayan government's utility company ANDE, demonstrating mutual economic benefits. HIVE's presence positions us as a major contributor to Paraguay's economic development while establishing a leadership role in Latin America."

Aydin Kilic, President and CEO of HIVE, commented: "Our strategy is rooted in delivering consistent value to shareholders while fostering sustainable local development. This acquisition allows us to scale operations by an incredible 400%, growing from 6 EH/s to 25 EH/s. Simultaneously, we remain steadfast in our community commitments, investing in critical infrastructure, supporting education, and creating quality jobs in Paraguay. This expansion ensures we maintain our track record as one of the most efficient Bitcoin miners globally."

Transaction Details

The acquisition, valued at $56 million, includes ownership of a 240 MVA substation with 200 MW of capacity, as well as all associated land and facilities. Key terms include:

  $25 million payable at closing, scheduled for calendar Q1 2025.
  $31 million payable in equal installments over six months following closing.

In addition to this, HIVE assumes $19 million of PPA deposits to ANDE, the utility company, and assumes remaining construction completion costs after signing the binding LOI.

This transaction will be financed by HIVE's existing cash and digital currency balance sheet.

Keefe, Bruyette & Woods, a Stifel Company, acted as the exclusive financial advisor to HIVE.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/238666